ArcelorMittal signs Memorandum of Cooperation with the Republic of Mozambique

Luxembourg, 20 November 2007 – ArcelorMittal, the world's largest steel company, today announced it has signed a Memorandum of Cooperation with the Republic of Mozambique. The agreement will help stimulate economic growth and further the development of the steel industry and mining sector for the citizens of the Republic of Mozambique.

The Memorandum aims to strengthen cooperation between the Parties through the development of certain synergies and further investment in the primary and downstream steel industries, as well as mining of raw materials in the form of iron ore, and coal with specific focus on metallurgical coal. With regards to downstream, ArcelorMittal plans to build a new bar rolling mill with a yearly capacity of 400,000 tonnes.

Commenting, Mr. Malay Mukherjee, Member of the Group Management Board, Responsible for Asia and Africa, Mining, Stainless, at ArcelorMittal said: "We are delighted to have signed this Memorandum with Mozambique. We believe that with the support of the Government we can develop strong steel and mining sectors in Mozambique. This is not only an important step in our strategy of developing Southern Africa as an important and competitive hub in the regional and international market; it also has the potential to become a major contributor to the economy of Mozambique.” He added “We are confident Mozambique will prove to be a strategic location to extend our existing footprint into Africa.”

Representing Mozambique’s Ministry of Industry and Commerce, Sérgio Macamo, National Director of Industry, commented: “ We are very pleased to have signed this memorandum with ArcelorMittal. ArcelorMittal has established a reputable record as a responsible investor in various business ventures all over the world that contribute in a profound way through financial and social investments. In so doing they are rightly seen as a mole model for the responsible development of the steel industry globally, and we are pleased to give our full support to their development plans and investment in Mozambique.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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